[redacted]

09057619

AB* 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Asset Management Inc.

OFFICIAL USE ONLY
46727
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road
(No. and Street)

Monument	CO	80132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Roberg — 719-488-6139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

14175 Proton Road	Dallas	Texas	75244-3604
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Colyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Asset Management Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Barbara H. Dixon, Notary Public
State of Colorado
My Commission Expires 8/8/2011

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition

For the Year Ended
December 31, 2008

ADVISORS ASSET MANAGEMENT, INC.

Table of Contents

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Advisors Asset Management, Inc.
Monument, CO

We have audited the accompanying statement of financial condition of Advisors Asset Management, Inc. (the "Company"), as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Advisors Asset Management, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 13, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

ADVISORS ASSET MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 138,782
Due from clearing organizations	6,447,145
Receivables:	
UIT fees	3,637,936
Investment advisory and other	380,765
Accrued interest	184,281
Furniture, equipment, leasehold improvements and software, less accumulated depreciation and amortization of $1,524,187	1,431,870
Securities owned, at fair value	24,133,149
Prepaid expenses and other	1,292,009
Goodwill	621,359
Deferred tax benefit	495,327
	$ 38,762,623

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 1,464,758
Accrued expenses	3,719,301
Due to clearing organization	4,610,553
Securities sold, not yet purchased, at fair value	9,110,534
	18,905,146
Subordinated borrowings	1,000,000
Stockholders' equity	
Common stock, par value $0.01, 30,000,000 authorized, 13,999,576 issued and outstanding	139,996
Additional paid in capital	20,292,717
Accumulated deficit	(1,575,236)
Total stockholders' equity	18,857,477
Total Liabilities and Stockholders' Equity	$ 38,762,623

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business

Advisors Asset Management, Inc. (formerly Fixed Income Securities, LP) (the "Company"), a Delaware Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in Monument, Colorado and has offices in New York, Texas, California, Illinois, Kansas, North Carolina, Pennsylvania and New Jersey. The Company provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders. In addition, the Company sponsors and distributes unit investment trusts, which are marketed under the name of Advisor's Disciplined Trusts ("ADTs"), and provides separate account management services.

Note 2 - Significant Accounting Policies

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes may vary from the actual results.

Cash and Cash Equivalents

The Company defines cash and cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis. There is no material effect on the financial statement between recording these revenues, or the related proprietary security positions, on settlement date basis when compared to the trade date basis.

ADT Deferred Sales Charges, C&D Fees and Organizational Fees

The sale of the Company's ADTs units result in the recognition of deferred sales charges, creation and development fees and organizational fees, which are recorded on the date the underlying securities are initially deposited into the trusts.

Property

Furniture, computer and office equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization. Depreciation is

Note 2 - Significant Accounting Policies, continued

Property, continued

recorded on a straight-line basis over the useful life of the related asset, generally five to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Income Taxes

Income tax is provided for the tax effects of transactions reported in the financial statement and consists of taxes currently overpaid plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the benefit of a net-operating loss carryforward.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statement. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Share-Based Compensation

The Company has a share-based compensation plan which is accounted for under the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"), the fair value of the Company's stock options is based on the value of the Company's common stock, as determined by management, on the date of grant. Share-based compensation costs related to equity instruments are charged against income ratably over the fixed vesting period for the related equity instruments. The Company's

Note 2 - Significant Accounting Policies, continued

Share-Based Compensation, continued

share-based compensation expense is recorded in payroll and employee benefits on the statement of loss.

Note 3 - Fair Value Measurements

In accordance with SFAS No. 157, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the company has the ability to access. Valuation adjustment and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Pricing models who inputs are observable for substantially the full term of the asset or liability; and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall

Note 3 - Fair Value Measurements, continued

fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Financial Securities Owned		
	Level 1	Level 2	Level 3
Equities	$ 817,867	$ 32,836	$ -
Corporate Bonds	2,326,843	86,031	-
US Government Bonds	103,935	-	-
Municipal Bonds	4,898,364	33,029	-
United Investment Trusts	7,429,989	-	-
Asset-Backed Securities	8,007,600	-	-
Other	291,655	105,000	-
	$23,876,253	$ 256,896	$ -

	Financial Securities Sold, But Not Yet Purchased		
	Level 1	Level 2	Level 3
Equities	$ -	$ -	$ -
Corporate Bonds	582,417	-	-
US Government Bonds	7,869,090	-	-
Municipal Bonds	160,999	-	-
United Investment Trusts	488,320	-	-
Asset-Backed Securities	-	-	-
Other	9,708	-	-
	$ 9,110,534	$ -	$ -

Note 4 - Clearing Broker-Dealer

The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through clearing broker-dealers and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are immediately forwarded to the Company's clearing broker-dealers.

Note 4 - Clearing Broker-Dealer, continued

The Company's agreements with its clearing broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2008, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

Included in Due from Clearing Broker at December 31, 2008 is approximately $1,100,000 of clearing deposit funds held by the clearing broker-dealers that will not be returned to the Company until all obligations between the Company and the clearing broker-dealers have been satisfied.

Note 5 - Property and Equipment

Property and equipment at December 31, 2008 consists of the following:

Furniture	$ 864,106
Office equipment	439,847
Computer equipment	979,336
Software	98,243
Website video	116,450
Leasehold improvements	458,075
	2,956,057
Less accumulated depreciation	(1,524,187)
	$ 1,431,870

Note 6 - Subordinated Borrowing

At December 31, 2008, the Company had a $1,000,000 subordinated borrowing agreement, which bears interest at the broker call rate plus ½% (2 ½% at December 31, 2008) and is due December 31, 2009, to Sterling Resources, Inc. ("Sterling"), a company that is owned 100% by the individual majority owners of the Company. The subordinated borrowing, which was amended and approved by FINRA effective December 31, 2007, is available in computing net capital under SEC Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest payments made to Sterling by the Company totaled approximately $42,900 for the year ended December 31, 2008.

Note 7 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2008, the Company had net capital of $8,454,011 which was $8,108,390 in excess of its required net capital of $345,621 and its ratio of aggregate indebtedness to net capital was .61 to 1.

Note 8 - Initial Capital Contribution

Prior to January 1, 2008, the Company had operated as Fixed Income securities, L.P. (the "Limited Partnership"), a limited partnership. Effective as of that date, all of the assets and obligations of the Limited Partnership were transferred to the Company. The transaction was reflected as a capital contribution at the same costs as had been reflected by the Limited Partnership.

Note 9 - Related Party Transactions

During the year ended December 31, 2008, the Company sold approximately $23,272,000 of deferred sales charge receivables related to the Company's unit investment trust business to Sterling on a non-recourse basis. The agreements call for a factoring fee approximating 20 basis points per unit be paid, and pass the risks and returns associated with ownership of the receivable to Sterling. For the year ended December 31, 2008, the Company paid approximately $1,936,000 in factoring fees to Sterling relating to the sale of these receivables.

The Company leases its office space in Monument, Colorado from Base Camp Road, LLC, which is 50% owned by Sterling. For the year ended December 31, 2008, the Company paid rents totaling approximately $205,000 to Base Camp Road, LLC.

The Company leases its office building in Texas from IH 10/FIS Building, LP, which is 100% owned by Sterling. For the year ended December 31, 2008, the Company paid rents totaling approximately $388,000 to IH 10/FIS Building, LP. The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

The Company owns 100% of a limited liability corporation that is the general partner of a limited partnership fund that makes investments in mortgage backed securities. Additionally, the Company is the investment advisor to the limited partnership fund and as such was required to make a $100,000 investment as a limited partner in the fund.

Note 9 - Related Party Transactions, continued

During the year ended December 31, 2008 the Company paid approximately $20,000 of the funds' expenses related to third party administration and accounting fees.

In March of 2006 the Company entered into a subscription agreement that allowed another broker-dealer entity (the "Broker-Dealer") to make an investment in the Company. The Broker-Dealer now owns 100% of the 1,290,753 Class C shares of common stock issued and outstanding and also has the right to purchase a warrant for cash consideration of $500,000. The right to purchase the warrant expires in March, 2009. The warrant could be exercised for 2,277,800 shares of the Company's Class D common stock at a price of $4.28 a share. The warrant would expire after 180 days from the date of purchase if not exercised.

The Company entered into a distribution agreement with the Broker-Dealer that allows the Company to distribute certain proprietary fixed income products of the Broker-Dealer to its customers. During the year ended December 31, 2008 the Company distributed approximately $13,700,000 of these products to its customers. The Company purchased these products at a price that generally represented a fifty percent (50%) discount from the mark-up charged to the Broker-Dealer's other unaffiliated customers. The distribution agreement's initial term expires in March 2009 but has an automatic renewal for three additional years unless written notice of either party's intention not to renew the agreement is received within 90 days of the initial expiration date. As of December 31, 2008 no such written notice has been received by the Company.

During the year ended December 31, 2008 the Broker-Dealer purchased approximately $89,000,000 of unit investment trust product from the Company for distribution to their customers, and the Company paid approximately $18,000 to the Broker-Dealer for remuneration in the form of volume concessions under the terms in the various prospectuses. The sales of the unit investment trusts to the Broker-Dealer were consummated on substantially the same terms as were sales to the Company's other customers.

Note 10 - Income Taxes

The total benefit differs from the amount that would be obtained by applying federal statutory rates to income before income taxes because no tax benefit has been provided for nondeductible expenses and the separate calculations of the current and deferred provisions each consider the effect of graduated rates.

At December 31, 2008 the Company had a net operating loss carryforward of $1,480,000 that may be used to offset future taxable income. The loss carryforward expires in 2029. A deferred tax asset of $495,327 has been recognized for the benefit of the carryforward.

Note 11 - Commitments and Contingencies

The Company leases its premises and equipment under non-cancelable operating leases that expire on various dates through 2013. At December 31, 2008, the approximate minimum future rentals on non-cancelable operating leases as follows:

2009	$ 1,623,300
2010	1,411,100
2011	904,100
2012	869,163
2013	502,919
Thereafter	909,735
Total	$ 6,220,317

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's business. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial statement. The Company intends to defend itself vigorously against all of the claims asserted in these matters. No provisions for any losses have been made in the financial statement.

The Company maintains cash balances that may at various times exceed federally insured limits.

Note 12 - Financial Instruments and Related Risks

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers is unable to fulfill its contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2008, at the market value of related securities and will incur a loss if the market value of those securities increases subsequent to December 31, 2008.

Note 13 - Employee Retirement Plan

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes.

Note 14 - Stock Option Plan

The Company established an ownership option plan to attract, retain and reward employees of the Company. A committee appointed by the Board of Directors administers the plan and determines the exercise price of the option and the value of the Company's stock. The options vest ratably over 4 full years of the employee's service and expire on the 10 year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class B shares of the Company:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2002	460,721	$ 2.19	(369,456)	(4,800)	86,465
2003	705,720	$ 2.55	(583,200)	(13,200)	109,320
2004	331,750	$ 4.73	(255,000)	(8,000)	68,750
2005	383,150	$ 4.11	(252,200)	(13,350)	117,600
2006	403,100	$ 3.39	(177,125)	(18,500)	207,475
2007	1,503,517	$ 3.44	(108,495)	(24,750)	1,370,272
2008	1,159,489	$ 3.32	--	(29,500)	1,129,989
	4,947,447		(1,745,476)	(112,100)	3,089,871

In addition, during 2008 the Company awarded 962,971 options to an officer of the Company that are available for exercise into Class D shares of the Company that have the same terms as the options for the Class B shares, described above. As of December 31, 2008 all of those options are outstanding.

At December 31, 2008 the estimated fair value of the options outstanding was $2,206,000. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield; expected volatility of 10%; weighted average risk free interest rate of 3.4%; expected lives of 10 years; and an estimated discount of 25% of calculated fair value due to non-marketability and restrictions on stock purchased.

Note 14 - Stock Option Plan, continued

As of December 31, 2008, 1,192,345 outstanding Class B common shares were held by Sterling Management, LLC, a company controlled by the individual majority owners of the Company, as custodian on behalf of the plan.

A summary of options granted and outstanding during the year ended December 31, 2008 under the 2005 Plan is presented below:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2007	2,005,707	$ 3.41
Granted	1,159,489	3.32
Exercised	(1,125)	3.43
Forfeited	(74,200)	3.26
Outstanding at December 31, 2008	3,089,871	3.38
Exercisable at December 31, 2008	506,429	$ 3.36
Weighted average fair value of options granted during 2008		$ 0.63

Note 15 - Common Stock

The Company is authorized to issue 30,000,000 shares of stock of which 3,000,000 are designated as preferred stock, $0.01 par value, and 27,000,000 shares are designed as common stock, $0.01 par value. Of the common stock, 2,000,000 shares are designated as Class A common stock, 7,000,000 are designated as Class B common stock, 4,000,000 are designed as Class C common stock, and 14,000,000 are designated as Class D common stock.

Note 15 - Common Stock, continued

As of December 31, 2008, the Company had issued and outstanding the following number of common stock shares and had received the following capital contributions:

	Number of Shares	Capital Contributions During 2008
Class A	1,026,007	$ 1,056,823
Class B	3,002,696	4,796,949
Class C	1,290,753	4,668,472
Class D	8,680,120	9,614,795
	13,999,576	$ 20,137,039

Dividends

Dividends, if declared, are paid equally among all classes of common stock.

Liquidation

Upon liquidation of the Company all amounts payable to common stockholders shall be paid:

(1). First to the holders of Class A and Class C common stock pro rata in an amount equal to such holders' capital contributions;

(2). Next to the holders of Class B and Class D common stock pro rata in an amount equal to such holders' capital contributions;

(3). Thereafter, to the stockholders of the common stock pro rata in accordance with the number of shares of common stock held

Voting

The holders of Class A and Class D common stock are entitled to one vote per share. Except as otherwise required by applicable law, the holders of Class C common stock are not entitled to vote on any matters submitted to a vote of the stockholders. Except as provided below or as required by applicable law, the holders of the Class C common stock are not entitled to vote on any matters submitted to a vote of the stockholders.

Note 15 - Common Stock, continued

At any time when any shares of Class C common stock are outstanding, the Company shall not do any of the following without consent of at least a majority of the outstanding shares of Class C common:

(1). Amend the Company's Certificate of Incorporation or By Laws that adversely affects the powers preferences or rights of Class C common;

(2). Issue preferred shares or new class of common stock unless the same ranks junior to the Class C common with respect to dividends or the distribution of assets in liquidation of the Company;

(3). Issue preferred shares or a new class of common stock that has any rights and preferences that are superior to the rights and preferences of the Class C common stock unless the rights and preferences of Class C common are amended to incorporate such superior rights and preferences.

(4). Purchase any preferred or common stock other than purchases of Class B common in accordance with the terms of the company's stock option plan; or

(5). Issue additional shares of Class C common stock other than upon exercise of warrants, or the issuance of Class C common stock pursuant to the subscription agreements explained in Note 9.

Conversion of Class C Common

The holders of Class C common shall have the right to convert their shares to Class D common stock at any time from the earlier to occur of March 15, 2009 or termination of the distribution agreement explained in Note 9. The conversion shall be at the rate of one Class D common for one Class C common subject to adjust for dilution features.

Other

The holders of Class C common also have certain rights to participation in future offerings, if any. The Company has also granted restrictions on the sale or disposition of significant portions of the business, the dissolution of the company, and transfer of capital stock of the Company without the consent of the present holder of the Class C common so long as that party holds 25% of the fully-diluted equity of the Company. So long as the present holder of the Class C common stock owns any shares of Company stock, the Company shall not, amount other things, make any loan to a stockholder of the Company or issue options to purchase Class B common shares in excess of 2,500,000 shares.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Advisors Asset Management, Inc.

In planning and performing our audit of the financial statements and supplemental information of Advisors Asset Management, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 13, 2009

ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2008

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS